SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated February 1, 2018:

•                  Nokia Board of Directors approves the Nokia Equity Program for 2018 and the issuance of shares held by the company

Nokia Corporation
Stock Exchange Release
February 1, 2018 at 8:15 (CET +1)

Nokia Board of Directors approves the Nokia Equity Program for 2018 and the issuance of shares held by the company

Espoo, Finland - Nokia announced today that its Board of Directors has approved the company’s equity program for 2018 (the “Nokia Equity Program 2018”) designed to support and align the participants’ focus with Nokia’s strategy and long-term success. In line with previous years, the Nokia Equity Program 2018 includes the following equity instruments:

•                  An employee share purchase plan (the “Employee Share Purchase Plan”), entitling the eligible employees to contribute a part of their salary to purchase Nokia shares. After a 12-month holding period, Nokia will offer the employees one matching share for every two purchased shares held by an employee at the end of the holding period;

•                  Performance shares, which are dependent on the achievement of independent performance criteria (“Performance Shares”); and

•                  Restricted shares, which are used on a limited basis in retention and recruitment circumstances (“Restricted Shares”).

Since 2014, stock options have no longer been part of the Nokia equity programs.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the eligible Nokia Group employees may elect to make contributions from their monthly net salary to purchase Nokia shares. The 2018 Employee Share Purchase Plan is planned to be offered to Nokia employees in up to 76 countries, provided that there are no local regulatory or administrative restraints in relation to such plan. Participation in the plan is voluntary.

The monthly minimum and maximum contribution limit to the plan is EUR 15 and EUR 150, respectively. Consequently, the maximum participant contribution limit during the plan cycle is EUR 1 800. Generally, the share purchases will be made at market value on pre-determined dates on a quarterly basis during a 12-month period. Nokia intends to deliver one matching share for every two purchased shares that the participant still holds on July 31, 2019, which marks the end of the Employee Share Purchase Plan cycle for 2018.

The aggregate maximum amount of contributions that employees can make during the enrolment window for the plan cycle commencing in 2018 will be approximately EUR 60 million, which equals approximately 15.5 million Nokia shares using the closing share price of EUR 3.88 on Nasdaq Helsinki on January 31, 2018. Accordingly, based on the matching ratio of one matching share for every two purchased shares, the number of matching shares would be approximately 7.75 million.

Performance Shares

Nokia uses Performance Shares as the main long-term incentive instrument for executives and other eligible employees with the intention to effectively contribute to the long-term value creation and sustainability of the company and to align interests of the employees with those of Nokia’s shareholders. Performance Shares are also designed to ensure that the overall equity-based compensation is based on performance in addition to supporting the recruitment and ensuring retention of vital talent for the future success of Nokia.

Under the 2018 Performance Share plan, the pay-out will depend on whether independent performance criteria have been met by the end of the performance period. The performance criteria are Nokia annual earnings per share (non-IFRS, diluted), annual free cash flow (non-IFRS) and revenue (non-IFRS).

The 2018 Performance Share plan has a two-year performance period (2018-2019) and a subsequent one-year restriction period. The number of Performance Shares to be settled would be determined by reference to the performance targets during the performance period. For non-executive participants, 25 per cent of the Performance Shares granted in 2018 will settle after the restriction period, regardless of the satisfaction of the applicable performance criteria. In case the applicable performance criteria are not satisfied, employees who are executives at the date of Performance Share grant in 2018 will not receive any settlement.

The grant under the 2018 Performance Share plan could result in an aggregate maximum settlement of 94 million Nokia shares, in the event that maximum performance against all the performance criteria is achieved.

Restricted Shares

Restricted Shares are granted to Nokia’s executives and other eligible employees on a more limited basis than Performance Shares for purposes related to retention and recruitment to ensure Nokia is able to retain and recruit vital talent for the future success of the company.

Under the 2018 Restricted Share plan, the Restricted Shares are divided into three tranches, each tranche consisting of one third of the Restricted Shares granted. The first tranche has a one-year restriction period, the second tranche a two-year restriction period, and the third tranche a three-year restriction period.

The grant under the 2018 Restricted Share plan could result in an aggregate maximum settlement of 8 million Nokia shares.

Dilution effect

As of December 31, 2017, the aggregate maximum number of shares that could be issued under Nokia’s outstanding equity programs and stock option rights, assuming the Performance Shares would be delivered at maximum level, represented approximately 2.32 per cent of Nokia’s total number of shares (excluding the shares owned by Nokia Corporation). The potential maximum number of shares that could be issued under the Equity Program 2018 represents approximately an additional 1.96 percentage points, assuming delivery at maximum level for Performance Shares and the delivery of matching shares against the maximum amount of contributions of approximately EUR 60 million under the Employee Share Purchase Plan.

Share issuance resolution for the settlement of shares under various Nokia equity plans

To fulfill Nokia’s obligations under the 2014, 2015, 2016 and 2017 Restricted Share plans and the 2015 Performance Share plan in respect of shares to be settled in 2018, Nokia’s Board of Directors has resolved to issue, without consideration, a maximum of 10.5 million Nokia shares held by the company to settle its commitments to plan participants, who are all employees of the Nokia Group.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) general economic and market conditions and other developments in the economies where we operate; 3) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 5) our dependence on a limited number of customers and large multi-year agreements;

6) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 7) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 8) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel Lucent, and our ability to implement changes to our organizational and operational structure efficiently;  9) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and after the acquisition of Alcatel Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, technology licensing and the development and sales of products and services for instance in digital health, as well as other business ventures, which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2018		Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal